Mail Stop 4561

April 10, 2006

Mr. Paul F. Folino
Chief Executive Officer
Emulex Corporation
3333 Susan Street
Costa Mesa, California

      Re: Emulex Corporation
              Form 10-K for the Fiscal Year Ended July 3, 2005
              Form 10-Q for the Fiscal Quarter Ended October 2, 2005
              Form 10-Q for the Fiscal Quarter Ended January 1, 2006
              File No. 001-31353

Dear Mr. Folino:

We have reviewed the above referenced filings and your response letter dated March 20, 2006 and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended July 3, 2005

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Fiscal 2005 versus Fiscal 2004

Net Revenues, page 30

1.   We note your response to prior comment number 1, which states, "it is the Company's belief that product certifications and qualifications are a key qualitative performance indictor of net revenue, and thus were mentioned in the net revenues year-to-year

comparison". As you have identified product certifications and qualifications as a key qualitative performance indictor of your net revenue, you should address how this non-financial information is relevant when evaluating your revenue pursuant to SEC Release 33-8350, Section III.B.1. In this respect, you should disclose the significance of this of non-financial information. In addition, your disclosure should include all key variables and other factors that management uses when assessing the impact of this non-financial information on net revenue.

2.   We note your response to prior comment number 2, which states, "The increase in our revenues has been driven primarily by volume on existing products and the introduction of new products, not by increase in price. In fact, the Company has historically experienced decreases in selling price over time." Your disclosure should quantify the extent to which such increases are attributable to increases in volume, new products and prices pursuant to regulation S-K, Item 303(a)(3)(iii). Consider disclosing this information on an aggregate basis and discussing any significant trends with your individual products. Providing disclosures that merely indicates product volume sold or introduction of new products without quantification does not appear sufficient in order to meet your disclosure requirement.

Consolidated Statement of Operations, page 54

3.   Your response to prior comment number 4 confirms that your products include the intangible assets related to core technology which are being amortized in the income statement. Therefore, as your products sales include such technology, it appears that the appropriate line-item within continuing operations for this amortization should be cost of sales. In this regard, we note your reference to paragraph 42 of SFAS 142, and that this literature requires classification of amortization expense "as deemed appropriate for each entity". This guidance does not support classifying the amortization expense simply based on an entity's "policy election" without considering the nature of the charge. As your acquired technology is part of your cost of sales, it appears that based on the nature of this charge it should be classified in the cost of sales section. We further note your response references the guidance of SAB Topic 11.B. Since you are presenting a gross profit line item in your statements of operations, in MD&A and in Note 16 – Quarterly Financial Data, the amortization charge must be included in cost of sales to properly present your gross profit. Revise or provide an analysis using SAB 99 that supports your conclusion not to amend prior Exchange Act Filings to properly present your gross profit.

Form 8-Ks filed August 11, 2005, October 27, 2005 and January 26, 2006

4.   You note your response to prior comment number 5 and have the following additional comments:

- In view of the nature, content and format of the presentation of your non-GAAP financial measures, we question whether it complies with Item 100(b) of Regulation G. In this regard we note that presentation of a full non-GAAP statement of income may create the unwarranted impression that the presentation is based on a comprehensive set of accounting rules or principles. We further note the presentation includes the revenue streams from acquired entities (Vixel and Giganet) but excludes material costs of acquiring those revenue streams. Please advise.

- We note you believe that your reconciliation of GAAP net income to non-GAAP net income meets the requirement to reconcile each non-GAAP measure to its most directly comparable financial measure. However, your presentation includes numerous non-GAAP measures including, but not limited to, non-GAAP gross margin, various non-GAAP operating expense items and non-GAAP income before provision for income taxes. Note that each line item, sub-total or total for which an adjustment has been made represents a separate non-GAAP measure that must be separately identified, reconciled and addressed in the accompanying disclosure. See Items 10(e)(1)(i)(C), 10(e)(1)(i)(D) and 10(e)(2) of Regulation S-K.

- Your response indicates that your non-GAAP measures exclude recurring stock based compensation expense as you were one of the first to adopt SFAS 123R and you believe that investors can better compare your results to competitors. Clarify whether you plan to discontinue excluding stock-based compensation expense in your non-GAAP measures once you believe that your competitors have adopted SFAS 123R. If so, tell us when you plan to discontinue such use. If not, please further explain the usefulness of excluding such recurring expense as this expense is part of your operating results.

- Your response indicates that you intend to provide more information in future Form 8-K filings to comply with the disclosure requirements of Question 8, Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Provide the revised disclosures in your response.

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

Mr. Paul F. Folino
Emulex Corporation
April 10, 2006
page 4

You may contact Christopher White, Staff Accountant, at (202) 551-3461 or me at (202) 551-3488 if you have any questions regarding our comments on the financial statements and related matters.

Sincerely,

Stephen Krikorian
Accounting Branch Chief